Filed by Cobalt Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in Cobalt Corporation’s various SEC reports, including, but not limited to, Cobalt Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002.

     This filing may be deemed to be solicitation material in respect of the proposed acquisition of Cobalt Corporation by WellPoint Health Networks Inc. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Cobalt shareholders are urged to read the registration statement, including the final proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement/prospectus will be mailed to the shareholders of Cobalt. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC’s website (www.sec.gov) and from Cobalt Corporation’s and WellPoint’s respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt’s directors and executive officers will be included in the final proxy statement-prospectus.

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Chairman and CEO Stephen E. Bablitch

Acquisition By WellPoint Health Networks Financial Terms Price: $20.50 per share Cash and Stock: 50/50 Total: $906 million Approvals Received: Cobalt Board, Foundation Board Required: Shareholder approval, OCI, SEC, BCBSA, Anti-trust clearance Targeted Closing Year end 2003

Wisconsin United for Health Foundation -Milwaukee Journal Sentinel, June 3, 1999 Actual Total: $585,000,000

WellPoint Highlights Second largest health insurer in the nation Offices - Approximately 80 offices around the country Medical Membership - More than 13.5 million medical members Specialty Membership - Over 49 million Year 2002 Revenues - $17.3 billion

The merger will enhance our ability to grow and to provide continued excellent service Teaming up with WellPoint enhances our ability to grow our market share profitability and get where we want to go even faster Milwaukee will be the national headquarters for its Medicare Part A claims processing Headquarters of Blue Cross & Blue Shield United of Wisconsin will remain in Milwaukee Benefits of the Merger

WellPoint's National Recognition BusinessWeek #2 on the 50 Top Performing Public Companies list FORBES Platinum List Best Big Companies In America Executive Female 4th Ranked Company WellPoint honored for fifth consecutive year FORTUNE Most Admired Health Care Company

Cobalt Values Be the absolute best in everything we do Achieve profitable growth Maintain highest ethics Focus on the customer

Successful execution of turnaround strategy Focused on core business Restored financial strength Sold non-core assets Executed strategic acquisitions Emphasized Brand strength

Charitable Activities Total contributions for 2002 - $650,000 Charitable contributions to more than 100 organizations Volunteer time on Boards and events United Way Make-A-Wish Foundation of Wisconsin American Lung Association of Wisconsin

Chairman and CEO Stephen E. Bablitch